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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

First Security Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

336312103

(CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 pages.
Exhibit Index located on Page 14	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 336312103		Page 2 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 1,100,600
9. Sole Dispositive Power
10. Shared Dispositive Power 1,100,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.70%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 3 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 842,400
9. Sole Dispositive Power
10. Shared Dispositive Power 842,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.13%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 4 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 39,500
9. Sole Dispositive Power
10. Shared Dispositive Power 39,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.24%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 5 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 63,300
9. Sole Dispositive Power
10. Shared Dispositive Power 63,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.39%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 6 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 370,200
9. Sole Dispositive Power
10. Shared Dispositive Power 370,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 2.25%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 7 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 369,400
9. Sole Dispositive Power
10. Shared Dispositive Power 369,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 369,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 2.25%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 8 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 149,400
9. Sole Dispositive Power
10. Shared Dispositive Power 149,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.91%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 9 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 108,800
9. Sole Dispositive Power
10. Shared Dispositive Power 108,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.66%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 336312103		Page 10 of 18 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 1,100,600
9. Sole Dispositive Power
10. Shared Dispositive Power 1,100,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.70%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of First South Bancorp (the “Issuer”), a Tennessee corporation, with its principal office at 531 Broad Street, Chattanooga, Tennessee 37402.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”) and Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MLC, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MLC, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, and (ix) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MLCO and MO. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, MHFII and MLC are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MO, MLCO, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b) The address of the principal offices of each of MP, MHF, MHFII, MLC, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of MP, MHF, MHFII and MLC is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MLC, MO and MLCO is $319,772; $509,782; $2,946,723; $2,790,918; $865,473 and $1,046,988 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 16,419,883 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on November 7, 2008:

(i)	MP beneficially owned 39,500 shares of Common Stock, constituting 0.24% of the shares outstanding.

(ii)	MHF beneficially owned 63,300 shares of Common Stock, constituting approximately 0.39% of the shares outstanding.

(iii)	MHFII beneficially owned 370,200 shares of Common Stock, constituting approximately 2.25% of the shares outstanding.

(iv)	MLC beneficially owned 369,400 shares of Common Stock, constituting approximately 2.25% of the shares outstanding.

(v)	MO beneficially owned 108,800 shares of Common Stock, constituting approximately 0.66% of the shares outstanding.

(vi)	MLCO beneficially owned 149,400 shares of Common Stock, constituting approximately 0.91% of the shares outstanding.

(vii)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII and MLC and investment manager for MO and MLCO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 39,500 shares owned by MP, the 63,300 shares owned by MHF, the 370,200 shares owned by MHFII, the 369,400 shares owned by MLC, the 108,800 shares owned by MO, the 149,400 shares owned by MLCO or an aggregate of 1,100,600 shares of Common Stock, constituting approximately 6.70% of the shares outstanding.

(viii)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII and MLC, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 39,500 shares owned by MP, the 63,300 shares owned by MHF, the 370,200 shares owned by MHFII, and the 369,400 shares owned by MLC or an aggregate of 842,400 shares of Common Stock, constituting approximately 5.13% of the shares outstanding.

(ix)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 39,500 shares owned by MP, the 63,300 shares owned by MHF, the 370,200 shares owned by MHFII, the 369,400 shares owned by MLC, the 108,800 shares owned by MO and the 149,400 shares owned by MLCO, or an aggregate of 1,100,600 shares of Common Stock, constituting approximately 6.70% of the shares outstanding.

(x)	In the aggregate, the Reporting Persons beneficially own 1,100,600 shares of Common Stock, constituting approximately 6.70% of the shares outstanding.

(xi)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MLCO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Each of MO and MLCO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each of MO and MLCO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
10/21/08	Purchase	7.1742	100
10/22/08	Purchase	7.2000	200
10/28/08	Purchase	7.3477	300
11/4/08	Purchase	7.4783	800
11/5/08	Purchase	7.3000	300
11/6/08	Purchase	7.3000	500
11/18/08	Purchase	7.0100	800
12/4/08	Purchase	5.3245	100
12/5/08	Purchase	5.3066	100
12/9/08	Purchase	5.3500	100
12/19/08	Purchase	5.0500	2,300

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
10/21/08	Purchase	7.1742	100
10/22/08	Purchase	7.2000	200
10/28/08	Purchase	7.3477	400
10/30/08	Purchase	7.3500	100
11/4/08	Purchase	7.4783	1,000
11/5/08	Purchase	7.3000	500
11/6/08	Purchase	7.3000	700
11/18/08	Purchase	7.0100	1,200
12/4/08	Purchase	5.3245	200
12/5/08	Purchase	5.3066	200
12/9/08	Purchase	5.3500	300
12/19/08	Purchase	5.0500	5,400

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
10/21/08	Purchase	7.1742	900
10/22/08	Purchase	7.2000	1,300
10/28/08	Purchase	7.3477	1,900
10/30/08	Purchase	7.3500	300
11/4/08	Purchase	7.4783	6,200
11/5/08	Purchase	7.3000	2,800
11/6/08	Purchase	7.3000	3,900
11/18/08	Purchase	7.0100	6,700
12/3/08	Purchase	5.1500	100
12/4/08	Purchase	5.3245	1,400

12/5/08	Purchase	5.3066	800
12/8/08	Purchase	5.3500	100
12/9/08	Purchase	5.3350	1,900
12/19/08	Purchase	5.0500	31,200
12/22/08	Purchase	5.0000	200
12/23/08	Purchase	5.0000	200

Transactions by MO last 60 days

Date	Transaction	Price	Shares
10/21/08	Purchase	7.1742	200
10/22/08	Purchase	7.2000	400
10/28/08	Purchase	7.3477	600
10/30/08	Purchase	7.3500	100
11/4/08	Purchase	7.4783	1,900
11/5/08	Purchase	7.3000	800
11/6/08	Purchase	7.3000	1,200
11/18/08	Purchase	7.0100	2,000
12/4/08	Purchase	5.3245	400
12/5/08	Purchase	5.3066	300
12/9/08	Purchase	5.3500	500
12/19/08	Purchase	5.0500	9,300

Transactions by MLC last 60 days

Date	Transaction	Price	Shares
10/21/08	Purchase	7.1742	700
10/22/08	Purchase	7.2000	1,100
10/28/08	Purchase	7.3477	1,800
10/30/08	Purchase	7.3500	300
11/4/08	Purchase	7.4783	5,500
11/5/08	Purchase	7.3000	2,500
11/6/08	Purchase	7.3000	3,500
11/18/08	Purchase	7.0100	6,000
12/4/08	Purchase	5.3245	1,000
12/5/08	Purchase	5.3066	800
12/8/08	Purchase	5.3500	100
12/9/08	Purchase	5.3500	1,400
12/19/08	Purchase	5.0500	24,900
12/23/08	Purchase	5.0000	100
1/2/09	Purchase	4.6150	42,900

Transaction by MLCO last 60 days

Date	Transaction	Price	Shares
10/20/08	Purchase	6.8500	22,400
10/21/08	Purchase	7.1742	400
10/22/08	Purchase	7.2000	600
10/28/08	Purchase	7.3477	1,000
10/30/08	Purchase	7.3500	100
11/4/08	Purchase	7.4783	3,100
11/5/08	Purchase	7.3000	1,400
11/6/08	Purchase	7.3000	1,900
11/18/08	Purchase	7.0100	3,300
12/4/08	Purchase	5.3245	600

12/5/08	Purchase	5.3066	500
12/9/08	Purchase	5.3500	900
12/19/08	Purchase	5.0500	15,100
12/23/08	Purchase	5.0000	100
1/2/09	Purchase	(4.6150)	(42,900)

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2009

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA OFFSHORE, LTD		Sandler O’Neill Asset Management LLC

By:	Sandler O’Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC OFFSHORE, LTD.

By:	Sandler O’Neill Asset Management LLC	Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
President

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese
President

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 7, 2009

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA OFFSHORE, LTD		Sandler O’Neill Asset Management LLC

By:	Sandler O’Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA MLC OFFSHORE, LTD.

By:	Sandler O’Neill Asset Management LLC	Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
President

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese
President